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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                                  SCHEDULE TO/A

             TENDER OFFER STATEMENT UNDER SECTION 14(D)1 OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 AMENDMENT NO. 1

                             KOLLMORGEN CORPORATION
       ------------------------------------------------------------------
                            (Name of Subject Company)

                            KING DC ACQUISITION CORP.
                               DANAHER CORPORATION
       ------------------------------------------------------------------
                        (Name of Filing Person - Offeror)

                     COMMON STOCK, PAR VALUE $2.50 PER SHARE
                         PREFERRED SHARE PURCHASE RIGHTS
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   500440 10 2
       ------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               PATRICK W. ALLENDER
              EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                               DANAHER CORPORATION
                             1250 24TH STREET, N.W.
                             WASHINGTON, D.C. 20037
                            TELEPHONE: (202) 828-0850
       ------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Filing Persons)

                                    Copy to:

                                TREVOR S. NORWITZ
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                            TELEPHONE: (212) 403-1000



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          This Amendment No. 1 (this "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO filed by Danaher Corporation, a Delaware corporation ("Danaher"), and King DC Acquisition Corp., a New York corporation and a wholly owned subsidiary of Danaher ("Purchaser"), on May 12, 2000 (the "Schedule TO"), relating to the offer by Purchaser to purchase all outstanding shares of Common Stock, par value $2.50 per share, including associated preferred share purchase rights (collectively, the "Shares"), of Kollmorgen Corporation, a New York corporation ("Kollmorgen"), at a purchase price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase ("Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

ITEM 11

          Item 11 of the Schedule TO, which incorporates by reference the information contained in the Offer to Purchase, is hereby amended so that the second sentence of the fifth paragraph of Section 15 of the Offer to Purchase ("Legal Matters; Required Regulatory Approvals") will be replaced with the following two sentences:

          "We filed a Premerger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer and the Merger on May 11, 2000 and provided certain supplemental information to the FTC on May 15, 2000. Accordingly, the required waiting period with respect to the Offer and the Merger is deemed to have started on May 15, 2000, and will expire at 11:59 p.m., New York City time, on May 30, 2000, unless earlier terminated by the FTC or the Antitrust Division or we receive a request for additional information or documentary material prior to that time."





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


                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2000

                                    KING DC ACQUISITION CORP.


                                    By:     /s/ Daniel L. Comas
                                         -------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President


                                    DANAHER CORPORATION


                                    By:     /s/ Daniel L. Comas
                                         -------------------------------
                                         Name:  Daniel L. Comas
                                         Title: Vice President - Corporate
                                         Development










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